[LETTERHEAD]

(415) 856-7046
alexkymn@paulhastings.com

December 29, 2006                                                    27219.82248

VIA EDGAR CORRESPONDENCE FILING

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

      Attention: Mr. Richard Pfordte

Re: California Investment Trust, a Delaware statutory (the "Trust") File Nos. 33-499 and 811-4417

Dear Mr. Pfordte:

      Pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "Investment Company Act"), please accept for filing the Post-Effective Amendment No. 34 to the Trust's Registration Statement on Form N-1A under the Securities Act and Amendment No. 35 to such Registration Statement under the Investment Company Act (such amendments, collectively, the "Amendment").

      The Amendment is being filed in order allow the Trust to succeed to the registration statements of California Investment Trust, a Massachusetts business trust (File Nos. 33-499 and 811-4417) ("MA Trust I"), and the California Investment Trust II, a Massachusetts business trust (File Nos. 33-500 and 811-4418) ("MA Trust II" and collectively with MA Trust I, the "MA Trusts"), pursuant to and in accordance with the requirements of Rule 414 and Rule 145(a)(2) under the Securities Act, and, as discussed, in connection therewith, in accordance the rules of the Commission, to add the existing series of MA Trust II with appropriate newly generated EDGAR series and class identifiers as additional series under the existing CIK of MA Trust I.

Securities and Exchange Commission
December 29, 2006
Page 2

      We respectfully request an effective date of January 2, 2007 for the Amendment. The Trust has discussed the Staff's comments to the prior amendment to the Registration Statement on Form N-1A of MA Trust I filed pursuant to Rule 485(a) of the Securities Act on October 31, 2006 and believes that it has addressed those comments in the Amendment. The October 31, 2006 amendment included disclosure regarding the existing series of MA Trust II (and regarding which the Staff has provided comments). In that regard, no series or classes thereof, other than the existing series and classes thereof of MA Trust II, are being added in the Amendment under the EDGAR system as newly identified series and classes in respect of the existing CIK of MA Trust I. Additionally, on or prior to such requested effective date of the Amendment, the MA Trusts will have reorganized into the Trust. Finally, if the requested effective date is granted, it will allow the Trust to have a prospectus that complies with the requirements of Section 10(a)(3) of the Securities Act and Rule 8b-16 of the Investment Company Act on such date. For these reasons, we respectfully request effectiveness on the specified date, which is a date earlier than the time specified in Rule 485(a)(2).

      Please kindly direct any questions concerning this filing to the undersigned at (415) 856-7046.

Very truly yours,

/s/ Alexander Kymn

Alexander Kymn
for PAUL, HASTINGS, JANOFSKY & WALKER LLP